Pimco Corporate Opportunity Fund

Annual Shareholder Meetings Results

The Fund held its annual meeting of shareholders on March 13, 2007. Shareholders voted to re-elect Robert E. Connor and Hans W. Kertess and elect William B. Ogden, IV and John C. Maney as trustees indicated below:

                                                                       Withheld
                                                        Affirmative   Authority
Class I
Reelection of Robert E. Connor* - to serve until 2010         9,845          49
Reelection of Hans W. Kertess - to serve until 2010      49,028,625     104,630

Class III
Election of John C. Maney - to serve until 2009          49,036,620      96,635

Class I
Election of William B. Ogden, IV - to serve until 2010	 49,038,953      94,302

Paul Belica, John J. Dalessandro II* and R. Peter Sullivan III continue to serve as Trustees of the Funds.
___________________

* Preferred Shares Trustee